Exhibit 99.1

Central Fund of Canada Limited Announces Court Ruling that
Sprott Meeting Requisition is Invalid

(August 14, 2015) - Central Fund of Canada Limited ("Central Fund") (Symbols: NYSE MKT - CEF, TORONTO - CEF.A and CEF.U) provides the following update in respect of the shareholder meeting requisition (the "Requisition") previously delivered by 1891868 Alberta Ltd. ("SAM Alberta"), a wholly-owned subsidiary of Sprott Asset Management LP ("Sprott"), and certain other holders of Class A non-voting preference shares of Central Fund ("Class A Shares").

On August 11, 2015, a hearing was held to consider an Application filed by SAM Alberta for certain relief under the Business Corporations Act (Alberta), including on the ground of oppression, and a Cross-Application filed by Central Fund challenging the validity of the Requisition. SAM Alberta elected not to proceed with its application and that matter has been set over to be dealt with at a later date.

On August 13, 2015, the Court of Queen's Bench of Alberta (the "Court") ruled on Central Fund's Cross-Application, finding that the Requisition is invalid. In reaching its decision, the Court determined that the scope of rights attached to the Class A Shares held by SAM Alberta and the other requisitioning parties did not encompass the calling of a shareholders' meeting or voting on the matters sought to be considered at such meeting, as set forth in the Requisition.

On July 6, 2015, Central Fund announced that it had, in response to the Requisition, called a meeting of Class A non-voting shareholders for September 18, 2015 (the "Meeting"). At the same time, Central Fund advised that, if the Court held that the Requisition was invalid in whole or in part, one or more of the resolutions proposed in the Requisition may not proceed to be considered at the Meeting or the Meeting may be cancelled.

The board of directors of Central Fund, with the benefit of advice from its Special Committee of independent directors, will consider the Court decision at its next regularly scheduled meeting next week. Central Fund will provide, in due course, further updates, if any, arising from the board’s ongoing review of this matter.

About Central Fund

Central Fund of Canada Limited (est.1961) is a specialized investment holding company which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At August 13, 2015, the Class A shares of Central Fund were backed 99.7% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information, please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878